UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

COOPER–STANDARD HOLDINGS INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

21676P103
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21676P103	SCHEDULE 13G	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Credit Opportunities Master Fund, Ltd. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Strategic Credit Master Fund, L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 34,838
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 34,838
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,838
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Strategic Credit Master Fund IB, L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,570
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,570
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,570
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page5 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Strategic Credit GenPar, LLC (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,408
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,408
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,408
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Advisors GenPar L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 58,107
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 58,107
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Advisors, L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 58,107
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 58,107
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Credit Opportunities Management, LLC (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Advisors MGP, Inc. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 58,107
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 58,107
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 21676P103	SCHEDULE 13G	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenn R. August (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 58,107
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 58,107
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 21676P103	SCHEDULE 13G	Page 11 of 21 Pages

Item 1.	(a)	NAME OF ISSUER Cooper–Standard Holdings Inc. (the “Company”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 39550 Orchard Hill Place Drive Novi, Michigan 48375
Item 2.	(a)
NAME OF REPORTING PERSONS

The following are collectively referred to as the “Reporting Persons”:

Oak Hill Credit Opportunities Master Fund, Ltd. (“OHCOF”);
OHA Strategic Credit Master Fund, L.P. (“SCF”);
OHA Strategic Credit Master Fund IB, L.P. (“SCF IB”);
OHA Strategic Credit GenPar, LLC (“SCF GenPar”);
Oak Hill Advisors GenPar, L.P. (“OHA GenPar”);
Oak Hill Advisors LP (“OHA”);
Oak Hill Credit Opportunities Management, LLC (“OHCOM LLC”);
Oak Hill Advisors MGP, Inc. (“OHA MGP”); and
Glenn R. August (“Mr. August”).
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section  13(d)(3) of the Act, although neither the fact of this filing nor anything  contained herein shall be deemed to be an admission by the Reporting  Persons that such a group exists.

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH REPORTING PERSON 1114 Avenue of the Americas, 27th Floor New York, NY 10036
	(c)	CITIZENSHIP OHCOF – Cayman Islands SCF – Cayman Islands SCF IB – Cayman Islands SCF GenPar – U.S. OHA GenPar – U.S. OHA – U.S. OHCOM LLC – U.S. OHA MGP – U.S. Mr. August – U.S.

CUSIP No. 21676P103	SCHEDULE 13G	Page 12 of 21 Pages

(d)	TITLE OF CLASS OF SECURITIES Common Stock, $0.001 par value per share (the “Common Stock”)
(e)	CUSIP NUMBER 21676P103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS: Not applicable.
Item 4.	OWNERSHIP

All ownership percentages set forth herein are based on 17,654,198 shares of Common Stock outstanding as of October 26, 2016, as reported in the Issuer’s Form 10-Q for the period ending September 30, 2016.

OHCOF

OHCOF no longer owns shares of Common Stock.

SCF

SCF owns 34,838 shares of Common Stock, which represents approximately 0.2% of the issued and outstanding shares of Common Stock.  SCF has the power

CUSIP No. 21676P103	SCHEDULE 13G	Page 13 of 21 Pages

to vote or direct the vote of these shares and the power to dispose or to direct the disposition of these shares.

SCF IB

SCF IB owns 9,570 shares of common stock, which represents approximately 0.1% of the issued and outstanding shares of Common Stock.  SCF IB has the power to vote or direct the vote of these shares and the power to dispose or to direct the disposition of these shares.

SCF GenPar

SCF GenPar is the general partner of SCF and SCF IB.  As the general partner of SCF and SCF IB, SCF GenPar may be deemed to beneficially own the shares of Common Stock owned by SCF and SCF IB.  As the general partner of SCF and SCF IB, SCF GenPar may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by SCF and SCF IB.

OHA GenPar

OHA GenPar is the general partner of OHA.  As the general partner of OHA, OHA GenPar may be deemed to beneficially own the shares of Common Stock beneficially owned by OHA.  As the general partner of OHA, OHA GenPar may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by OHA.

OHA

OHA is an advisor to SCF and SCF IB and may be deemed to beneficially own the shares of Common Stock owned by SCF and SCF IB.  As an advisor to SCF and SCF IB, OHA may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by SCF and SCF IB.

OHA is also an advisor to managed accounts which own, in the aggregate, 5,592 shares of Common Stock, which represents less than 0.1% of the issued and outstanding shares of Common Stock.  As an advisor to the managed accounts, OHA may be deemed to beneficially own the shares of Common Stock owned by the managed accounts.  As an advisor to the managed accounts, OHA may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by the managed accounts.

OHA may be deemed to beneficially own equity awards made by the Company in respect of board services by persons affiliated with OHA, including 8,107 shares of Common Stock. Ownership information in this schedule does not include unvested restricted stock units representing contingent rights to receive 1,285 shares of Common Stock held by persons affiliated with OHA.

CUSIP No. 21676P103	SCHEDULE 13G	Page 14 of 21 Pages

OHCOM LLC

OHCOM LLC is an advisor to OHCOF.  OHCOF no longer owns shares of Common Stock.

OHA MGP
OHA MGP is the managing general partner of OHA GenPar. As the managing general partner of OHA GenPar, OHA MGP may be deemed to beneficially own the shares of Common Stock beneficially owned by OHA GenPar.  As the managing general partner of OHA GenPar, OHA MGP may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Shares beneficially owned by OHA GenPar.

Mr. August

SCF, SCF IB, SCF GenPar, OHA GenPar, OHA and OHA MGP are managed or otherwise controlled directly or indirectly by Mr. August.  Mr. August disclaims beneficial ownership of all shares of the Common Stock in excess of his pecuniary interests, if any, and this report shall not be deemed an admission that Mr. August is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS All of the Reporting Persons beneficially own less than 5.0% of the Common Stock.
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.
Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.
Item 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

CUSIP No. 21676P103	SCHEDULE 13G	Page 15 of 21 Pages

Item 10.	CERTIFICATION Not applicable.

CUSIP No. 21676P103	SCHEDULE 13G	Page 16 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2017

OAK HILL CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OHA STRATEGIC CREDIT MASTER FUND, L.P.

By:	OHA Strategic Credit GenPar, LLC, its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

OHA STRATEGIC CREDIT MASTER FUND IB, L.P.

By:	OHA Strategic Credit GenPar, LLC, its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

CUSIP No. 21676P103	SCHEDULE 13G	Page 17 of 21 Pages

OHA STRATEGIC CREDIT GENPAR, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS GENPAR, L.P.

By:	Oak Hill Advisors MGP, Inc., Managing General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

OAK HILL ADVISORS, L.P.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL CREDIT OPPORTUNITIES MANAGEMENT, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

CUSIP No. 21676P103	SCHEDULE 13G	Page 18 of 21 Pages

OAK HILL ADVISORS MGP, INC.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

GLENN R. AUGUST

/s/ Glenn R. August
Glenn R. August

CUSIP No. 21676P103	SCHEDULE 13G	Page 19 of 21 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Cooper-Standard Holdings, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2017.

OAK HILL CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OHA STRATEGIC CREDIT MASTER FUND, L.P.

By:	OHA Strategic Credit GenPar, LLC, its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

CUSIP No. 21676P103	SCHEDULE 13G	Page 20 of 21 Pages

OHA STRATEGIC CREDIT MASTER FUND IB, L.P.

By:	OHA Strategic Credit GenPar, LLC, its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

OHA STRATEGIC CREDIT GENPAR, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS GENPAR, L.P.

By:	Oak Hill Advisors MGP, Inc., Managing General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

OAK HILL ADVISORS, L.P.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL CREDIT OPPORTUNITIES MANAGEMENT, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

CUSIP No. 21676P103	SCHEDULE 13G	Page 21 of 21 Pages

OAK HILL ADVISORS MGP, INC.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

GLENN R. AUGUST

/s/ Glenn R. August
Glenn R. August